Mount Lucas Management Corporation
47 Hulfish Street, Suite 510
Princeton, New Jersey 08542

VIA EDGAR

Mr. Thomas Flinn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The MLM Index Fund
Form 8-K
Filed January 27, 2006
(File No. 0-49767)

Dear Mr. Flinn:

On behalf of The MLM Index Fund, a Delaware business trust (the “Company”), we submit this letter to respond on a point-by-point basis to the comments received in the letter dated January 30, 2006. Each of the Staff’s comments is set forth below and is followed by the Company’s response.

1.    Please amend you Form 8-K to state whether the decision to change accountants was recommended or approved by the audit or a similar committee of the board of directors as required by Item 304(a)(1)(iii).

Response: Item 4.01(b)(iii) of the Form 8-K contains such information so no amendment to the Form 8-K with respect to this was made.

2.    Please file a letter from you former accountant, indicating whether or not they agree with your disclosures in your amended Form 8-K.

Response: The Company has filed an amended Form 8-K that has such letter attached.

The Company acknowledges the following:

●     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this filing.

Sincerely,

/s/ James Mehling

James Mehling
Vice President and Chief Operating Officer of Mount Lucas Management Corporation